

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 7, 2009

Michael L. Baur
Chief Executive Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

Re: ScanSource, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 28, 2008
File No. 000-26926

Dear Mr. Baur

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (864) 255-5489</u>
       Elizabeth O. Temple, Esq.
       Womble Carlyle